Exhibit 33.1

John Deere Capital Corporation’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria

The undersigned has caused an assessment to be made of John Deere Capital Corporation and its subsidiaries’ compliance with the servicing criteria set forth in Regulation AB.

John Deere Capital Corporation (the “Asserting Party”) is responsible for assessing compliance as of October 31, 2009 and for the period ending October 31, 2009 (the “Reporting Period”) with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Code of Federal Regulations, except for those portions of criteria 229.1122(d)(2)(ii) and (d)(3)(ii) — (iii) pertaining to the actual disbursement or remittance of funds to investors (which disbursement is the responsibility of a different party participating in the servicing function), and (d)(4)(ix) — (xiii) and (xv), which the Asserting Party has concluded are not applicable to the servicing activities it and its subsidiaries perform with respect to the asset-backed securities transactions covered by this report (the “Applicable Servicing Criteria”).  The transactions covered by this report include the asset-backed securities transactions for which the Asserting Party served as servicer and any of its subsidiaries served as sub-servicer that are backed by the same asset type backing the asset backed securities issued by John Deere Owner Trust that were completed after January 1, 2006 (being the John Deere Owner Trust 2006 securities issued June 20, 2006, the John Deere Owner Trust 2007 securities issued April 24, 2007, the John Deere Owner Trust 2008 securities issued April 16, 2008, the John Deere Owner Trust 2009 securities issued June 9, 2009 and the JDOT 2009-B securities issued October 9, 2009) and registered with the SEC pursuant to the Securities Act of 1933 (the “Platform”).

The Asserting Party has assessed its and its subsidiaries’ compliance with the Applicable Servicing Criteria as of  October 31, 2009 and for the Reporting Period and has concluded that the Asserting Party and its subsidiaries have complied, in all material respects, with the Applicable Servicing Criteria with respect to the Platform taken as a whole, except that, as a result of clerical errors, certain items reported in the John Deere Owner Trust 2009 settlement statements filed as exhibits to Form 10-D reports dated July 27, 2009, August 27, 2009, September 24, 2009 and 23 October 2009 were inaccurately represented. The items inaccurately represented in these report did not affect the amounts of principal or interest paid to holders of any security issued by John Deere Owner Trust 2009 in any of the impacted payment periods. Measures have been implemented to address the situations described herein, and the reported items were revised and filed on Form 10-D reports dated November 12, 2009.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the undersigned’s assessment of compliance with the Applicable Servicing Criteria as of October 31, 2009, and for the Reporting Period as set forth in this assessment.

John Deere Capital Corporation

Date: January 13, 2010	By:	/s/ James A. Israel
James A. Israel
President